UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to Credit Agreement

As previously disclosed, on June 24, 2022, Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 (the “Borrower”) and indirect subsidiary of Waldencast plc (the “Company”), entered into a Credit Agreement (as amended, restated, amended and restated, modified or otherwise supplemented from time to time, the “Credit Agreement”), by and among the Borrower, Waldencast Partners LP (the “Parent Guarantor”), the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”) and amended such Credit Agreement on September 15, 2023, pursuant to which they agreed to, among other things, waive any default or event of default that has or would result from (i) the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and (ii) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to the Administrative Agent until December 31, 2023.

On December 29, 2023, the required Lenders agreed to extend the waivers described above until January 15, 2024 (the “Waiver Expiration Date”). Following the Waiver Expiration Date, if the required financial statements have not been delivered, the Administrative Agent and the Lenders will have the right to exercise any and all rights and remedies available to them under the Credit Agreement with respect to the resulting event of default, including, among other things, the acceleration of all amounts due under the Credit Agreement. There can be no assurance that the Administrative Agent or the Lenders will continue to grant the Borrower waivers from any continuing or future defaults or events of default.

Forward-Looking Statements

Statements in this report that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s ability to deliver the required financial statements by the Waiver Expiration Date; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) delays in the Company’s ability to finalize its fiscal year 2022 audited financial results or file required financial results in a timely manner, (ii) any findings by Company’s management of one or several material weaknesses in the Company’s internal control over financial reporting, (iii) the ability by management to successfully implement the remediation plan for the material weakness identified in the Company’s internal control over financial reporting; (iv) the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee review or inability to finalize financial results in a timely manner, (v) the Company’s ability to deliver the required financial statements by the Waiver Expiration Date, (vi) whether the Lenders will exercise any of their rights to exercise any and all rights and remedies available to them under the Credit Agreement if the required financial statements are not timely delivered, (vii) the Borrower’s ability to obtain additional waivers from the Administrative Agent and the required Lenders for any continuing or future defaults or events of default and (viii) other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2022, and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: December 29, 2023	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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